Mail Stop 4561

October 13, 2009

Thomas E. O'Hern
Chief Financial Officer
The Macerich Company
401 Wilshire Blvd, Suite 700
Santa Monica, CA 90401

      Re: The Macerich Company
                Form 10-K for the Fiscal Year Ended
                December 31, 2008
                Filed February 27, 2009
                File No. 001-12504

Dear Mr. O'Hern:

We have reviewed your response letter dated August 20, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations, page 57

1.   We have reviewed your response to our prior comment 2. Item 10(e) of Regulation S-K indicates that an item can not be identified as non-recurring when the nature of the *charge or gain* is such that it is reasonably likely to recur within two years or there was a similar *charge or gain* within the prior two years. Given that the adjustment of minority interest due to redemption value charge affects three years of financial results, we continue to believe that this amount can not be considered non-recurring. Please revise your discussion to include all of the disclosures required by Item 10(e) of Regulation S-K and question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures as they relate to this charge.

        You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions.

                                        Sincerely,

                                        Kevin Woody
                                        Accounting Branch Chief